Exhibit 21.1

Subsidiaries of Zentalis Pharmaceuticals, LLC

Legal Name of Subsidiary	Jurisdiction of Organization
Zeno Management, Inc.	Delaware
Zeno Pharmaceuticals, Inc.	Delaware
Zeno Alpha, Inc.	Delaware
Zeno Beta, Inc.	Delaware
Zeno Gamma, Inc.	Delaware
Zentera Therapeutics (Cayman), Ltd.	Cayman Islands
K-Group Alpha, Inc. K-Group Beta, Inc.	Delaware Delaware